[PwC Letterhead]

August 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Wall Street Fund, Inc. (the "Fund") (copy attached), which we understand will be filed with the Commission, pursuant to Item 77K of Form N-SAR, as part of the Fund's Form N-SAR report dated August 29, 2005. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

PricewaterhouseCoopers LLP

Wall Street Fund, Inc.
Form N-SAR, Item #77Q1, Exhibit 2

Change in Independent Registered Public Accounting Firm

On June 15, 2005, Wall Street Fund, Inc (the "Fund") dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm. The Fund's Audit Committee and Board of Directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of PricewaterhouseCoopers LLP on the financial statements of the Fund for the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years and through June 15, 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.

The Fund has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated August 29, 2005, is filed as Exhibit 1 to this Form N-SAR. The Fund, with the approval of its Board of Directors and its Audit Committee, engaged Cohen McCurdy, Ltd. as its new independent auditors as of June 15, 2005.